

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2011

Mr. Paul A. Perrault
President and Chief Executive Officer
Brookline Bancorp, Inc.
160 Washington Street
Brookline, Massachusetts 02447-0469

**Re:     Brookline Bancorp, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2010**
**Filed February 25, 2011**
**Definitive Proxy Statement on Schedule 14A**
**Filed March 17, 2011**
**File No. 000-23695**

Dear Mr. Perrault:

We have reviewed your response dated May 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 11. Executive Compensation, page 58

1.      We note your response to comment 5 of our letter dated April 21, 2011. Please include the disclosure required by Item 407(e)(4) of Regulation S-K in your amended 10-K.

Exhibits

2.	We note your response to comment 6 of our letter dated April 21, 2011.  Please note that we may have additional comments once you have filed the applicable employment agreements and change in control agreements with your amended 10-K.

	Please contact Erin Magnor Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

						Sincerely,


						Kathryn McHale
						Senior Attorney


cc.	(facsimile only)
	Mr. Bob Pomerenk, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	(202) 362-2902